Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2010 (1)	2011 (1)

Net Income	$181	$223
Equity in earnings of unconsolidated affiliates, net of distributions	4	3
Income taxes	145	143
Capitalized interest	(4)	(2)
	326	367

Fixed charges, as defined:

Interest	155	142
Capitalized interest	4	2
Interest component of rentals charged to operating expense	19	11
Total fixed charges	178	155

Earnings, as defined	$504	$522

Ratio of earnings to fixed charges	2.83	3.37

(1)	Excluded from the computation of fixed charges for both the nine months ended September 30, 2010 and 2011 is interest expense of less than $1 million, which is included in income tax expense.